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                                                                     EXHIBIT 3.1


                              ACP HOLDING COMPANY
                                BYLAW AMENDMENT

RESOLVED, that Section 4 of Article III of the Amended and Restated Bylaws of ACP Holding Company be and hereby is amended to read in its entirety as follows:

     Section 4. Vacancies. Unless otherwise provided by the corporation's certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the holders of the corporation's outstanding stock entitled to vote thereon, or may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.